

10031995

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 42995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HAGEN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 CENTURY PARK LANE, LOS ANGELES, CA 90067
(No. and Street)

LOS ANGELES (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TYRONE H. WYNFIELD (800) 270-7210
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACKERMAN, MATTHEW, FIBER & WAINBERG
(Name – *if individual, state last, first, middle name*)

1180 S. BEVERLY DRIVE #500 (Address) LOS ANGELES (City) CA (State) 90035 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
OCT 19 2010
Washington, DC
110

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

HAGEN SECURITIES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(i) OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2010

Supplementary Schedule 2

The company does not carry securities accounts for customers or perform custodial duties. A computation of reserve requirements is not applicable to Hagen Securities, Inc. for the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

HAGEN SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(i)
JUNE 30, 2010

Supplementary Schedule 3

Information relating to possession or control requirements is not applicable to Hagen Securities, Inc. because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.